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13031428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John James Future Group, Ltd. d/b/a John James Investments, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 Sheridan Drive
(No. and Street)

Williamsville	New York	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Toski & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

300 Essjay Road, Suite 115	Williamsville	New York	14221
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yvonne Pilichowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John James Investments, Ltd., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A - None



Signature

President

Title



Notary Public

DEBORAH A. SCHALL
Notary Public, State of New York
Qualified in Erie County
My Commission Expires November 7, 20 14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN JAMES INVESTMENTS, LTD.

Financial Statements and Supplemental Schedule

December 31, 2012

(With Independent Auditors' Report and
Supplemental Report Required by Securities
and Exchange Commission Rules)

JOHN JAMES INVESTMENTS, LTD.

Table of Contents

* * * * *

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

300 Essjay Road, Ste. 115
Williamsville, New York 14221
T: 716.634.0700
F: 716.634.0764
W: ToskiCPA.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
John James Investments, Ltd.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of John James Investments, Ltd. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John James Investments, Ltd. as of December 31, 2012, and the results of its operations, and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated in all material respects in relation to the financial statements as a whole.

Toski & Co., CPAs, P.C.

Williamsville, New York
March 6, 2013

JOHN JAMES INVESTMENTS, LTD.
Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 15,596
Commission receivable	34,215
Stockholder demand note receivable	120,613
Property and equipment, at cost:	
Land	20,000
Leasehold improvements	69,846
Furniture and equipment	104,760
Vehicles	21,820
	216,426
Less accumulated depreciation	(191,323)
Net property and equipment	25,103
Total assets	$ 195,527
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	3,540
Accrued expenses	1,727
Income taxes payable	10,062
Deferred income taxes	159
Total liabilities	15,488
Stockholder's equity:	
Common stock, no par value, 200 shares authorized; issued and outstanding	2,000
Additional paid-in capital	38,357
Retained earnings	139,682
Total stockholder's equity	180,039
Total liabilities and stockholder's equity	$ 195,527

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Operations
Year ended December 31, 2012

Operating income:	
Commissions	$ 190,947
Commissions - commodities	5,415
Total operating income	196,362
Operating expenses:	
Rent	15,365
Salaries	42,853
Insurance	27,059
Utilities	4,153
Professional fees	4,845
Office supplies	3,490
Payroll taxes	3,470
Commissions	3,188
Regulatory fees	601
Marketing	1,993
Repairs and maintenance	547
Depreciation	1,062
Interest expense	867
Miscellaneous	3,425
Communications	1,819
Total operating expenses	114,737
Income before income taxes	81,625
Income taxes - federal	(12,458)
Income taxes - state	(6,979)
Net income	$ 62,188
Basic loss per share	$ 310.94

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2012

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balances at December 31, 2011	$ 2,000	38,357	77,494	117,851
Net income	-	-	62,188	62,188
Balances at December 31, 2012	$ 2,000	38,357	139,682	180,039

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Cash Flows
Year ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 62,188
Adjustments to reconcile net inccme to cash flows provided by operating activities:	
Depreciation	1,062
Changes in:	
Commission receivable	(10,050)
Accounts payable	(6,782)
Accrued expenses	(17,155)
Income taxes payable	10,062
Deferred income taxes	9,375
Cash flows provided by operating activities	48,700
Cash flows from financing activities:	
Repayments of stockholder demand note receivable	45,000
Additions to stockholder demand note receivable	(93,225)
Cash flows used in financing activities	(48,225)
Net increase in cash	475
Cash at beginning of year	15,121
Cash at end of year	$ 15,596
Supplemental disclosure of cash flow information - interest paid	$ 867

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.

Notes to Financial Statements

December 31, 2012

(1) Organization

John James Investments, Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an "introducing broker," who does not take possession of customer funds or carry customer accounts, and primarily earns commissions on the buying and selling of various financial instruments and investments. The Company maintains an office in Williamsville, New York and its customers are located primarily in Western New York State.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Equivalents

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(2) Summary of Significant Accounting Policies, Continued

(e) Receivables

The commissions receivable are due primarily from various investment companies. Losses from uncollectible receivables are recognized when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

(f) Capitalization and Depreciation

Property and equipment are recorded at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated services lives using the straight-line method. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Upon disposal of depreciable property and equipment, the appropriate property and equipment accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

(g) Subsequent Events

The Company has evaluated events after December 31, 2012, and through March 6, 2013, which is the date the financial statements were available to be issued, and determined that any events or transactions occurring during this period that would require recognition or disclosure are properly addressed in these financial statements.

(3) Related Party Transactions

Related party transactions as of and for the year ended December 31, 2012 are as follows:

(a) Stockholder Demand Note Receivable

The stockholder demand note receivable amounted to $120,613 at December 31, 2012 after receiving $45,000 in loan repayments and advancing $93,225 in expenses paid by the Company. This represents a non-interest bearing advance to the stockholder due on demand.

(b) Rent Expense

The Company rents office space on a month-to-month basis from the stockholder under an informal rental agreement. Rent expense under this agreement amounted to $15,365 for the year ended December 31, 2012.

(4) Income Taxes

Income tax expense for the year ended December 31, 2012 is detailed as follows:

Current income tax expense	$ 10,062
Deferred income tax	9,375
Total income tax expense	$ 19,437

The income tax provision differs from the expense that would result from applying Federal and State statutory rates to income before income taxes because the Company has permanent differences related to the nondeductibility of life insurance premiums, nonrecognition of increases in cash surrender values of life insurance, the effects of the dividends received and qualified domestic production activities deduction, and certain nondeductible expenses such as meals and entertainment expenses. The Company also used all its net operating loss carryforwards ($41,275 federal and $40,862 state) in 2012. The Company is no longer subject to tax examination for the years ended December 31, 2008 and prior.

The Company's total current deferred tax liability at December 31, 2012 amounted to $159. The current deferred tax liability is the result of accelerated depreciation for tax purposes.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (See Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (generally, Company capital less reductions for assets not readily convertible into cash at full value). There are also restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2012, the Company's excess net capital and required net capital (as defined) were $29,208 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .45 to 1.

(6) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(7) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. Review of Form X-17A-5 as prepared by the Company, disclosed that no material differences exist.

JOHN JAMES INVESTMENTS, LTD.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 180,039
Deduct non-allowable assets from statement of financial condition:		
Stockholder demand note receivable	$ 120,613	
Net property and equipment	25,103	(145,716)
Net capital before haircuts		34,323
Haircuts on securities		(115)
Net capital		34,208
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $1,032 or $5,000)		(5,000)
Excess net capital		$ 29,208
Aggregate indebtedness:		
Accounts payable		3,540
Accrued expenses		1,727
Income taxes payable		10,062
Deferred income taxes		159
Total aggregate indebtedness		$ 15,488
Ratio - Aggregate indebtedness to net capital		.45 to 1

TOSKI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A DIVISION OF EFP ROTENBERG, LLP

300 Essjay Road, Ste. 115
Williamsville, New York 14221
T: 716.634.0700
F: 716.634.0764
W: ToskiCPA.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

The Board of Directors
John James Investments, Ltd.:

In planning and performing our audit of the financial statements of John James Investments, Ltd. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Buffalo • Rochester • Albany • New York City • Los Angeles

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 6, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Toski & Co., CPAs, P.C.

Williamsville, New York
March 6, 2013